September 10, 2007

VIA EDGAR, FEDERAL EXPRESS AND FACSIMILE (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Room 4561

Washington, D.C. 20549

Attention: Mark Kronforst and Christine Davis

Re:	Autodesk, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2007

Filed June 4, 2007

Form 8-K Filed August 16, 2007

File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 28, 2007, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2007 (File No. 000-14338) originally filed with the Commission on June 4, 2007 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2007 Net Revenues Compared to Fiscal 2006 Net Revenues, page 51

1. We have read your response to prior comment number 3 and note that you did not address whether the installed base of products (AutoCAD and Investor) is a key indicator which requires disclosure in your MD&A. In this regard, we note that these metrics are disclosed in your Form 8-K filings on May 17th and August 16th. Please tell us what consideration you gave to disclosing these metrics in your MD&A.

The Company advises the Staff that the “Installed Base Statistics” regarding the Company’s AutoCAD and Inventor products provided in the supplemental information for the earnings releases which were furnished on Form 8-K on May 17, 2007 and August 16, 2007 are an aggregate of new seat sales information for all previous periods since the products’ introduction.

Securities and Exchange Commission

September 10, 2007

Page Two

Management does not use this information to manage the Company’s business. Due to their historical and general nature, these statistics also do not provide management with information about material changes and events and known material trends and uncertainties arising during the relevant periods, nor is this information necessary for an understanding and evaluation of the Company. These metrics are included in the Company’s earnings releases for marketing purposes only. From time to time management has considered disclosing these metrics in MD&A, but for the reasons discussed above, has not done so. As a result, the Company does not intend to provide this data in its future Form 10-Q or Form 10-K filings.

Form 8-K Filed August 16, 2007

2.	We believe the non-GAAP Consolidated Statements of Income appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation in future filings, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may present only individual non-GAAP measures (i.e., line items and subtotals) provided each one complies with Item 100 of Regulation G.

The Company advises the Staff that it will not include non-GAAP consolidated statements of income in its future earnings releases.

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Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me at (415) 507-6662. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126, as well as that of Mr. Bochner of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

/s/ Pascal W. DiFronzo
Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

cc:	Steven E. Bochner, Esq, Wilson Sonsini Goodrich & Rosati Sam Lazarakis, Ernst & Young LLP